SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Lonestar Resources US Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

54240F103

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

CUSIP No. 54240F103

1.	Name of Reporting Person Leucadia National Corporation, on behalf of itself and its controlled subsidiaries I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,478,261
	8.	Shared Voting Power 1,000,227
	9.	Sole Dispositive Power 3,478,261
	10.	Shared Dispositive Power 1,000,227
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,478,488
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%
14.	Type of Reporting Person (See Instructions) CO; HC

This Amendment No. 1 amends the Statement on Schedule 13D first filed by Leucadia National Corporation (“Leucadia”) on behalf of itself and its controlled subsidiaries (the “Reporting Person”) with the Securities and Exchange Commission on December 29, 2016 relating to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Lonestar Resources US Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 12 and 13, 2017, Leucadia and JETX Energy, LLC (a controlled subsidiary of Leucadia formerly named Juneau Energy, LLC), entered into Voting and Support Agreements and agreed with the Issuer to vote an aggregate of 3,978,488 shares of Common Stock in favor of the Issuer’s conversion of shares of Series A-2 Preferred Stock into Series A-1 Preferred Stock. The agreement to vote shares excludes any shares of Common Stock that Leucadia or JETX Energy may dispose of or otherwise cease to have sole power to vote.

Item 7. Material to be Filed as Exhibits.

99.1	Leucadia National Corporation Voting and Support Agreement dated June 12, 2017.

99.2	JETX Energy, LLC Voting and Support Agreement dated June 13, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2017	Leucadia National Corporation

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel